SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                                 Chronimed Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    171164106
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 18, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Dialogue Fund LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  60,169

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  60,169

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  60,169

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.5%

14.      TYPE OF REPORTING PERSON*
                  PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Dialogue Capital Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  631,300

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  631,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  631,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.1%

14.      TYPE OF REPORTING PERSON*
                  OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Ori Uziel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  631,300

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  631,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  631,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.1%

14.      TYPE OF REPORTING PERSON*
                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 (the "Common Stock") of Chronimed Inc. (the "Issuer"). The Issuer's principal executive office is located at 10900 Red Circle Drive, Minnetonka, Minnesota 55343.

ITEM 2.  Identity and Background.

         (a)-(c) The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

         - The Dialogue Fund LP, a Delaware limited partnership ("The Dialogue Fund"), the general partners of which are Dialogue Capital Management LLC, a Delaware limited liability company, and Dialogue Capital LLC, a Delaware limited liability company. Ori Uziel is the Managing Member of each general partner.

         - Dialogue Capital Management LLC, a Delaware limited liability company ("Dialogue Capital"), of which Ori Uziel is the Managing Member. Dialogue Capital is the investment manager of certain managed accounts and a general partner of The Dialogue Fund.

         - Ori Uziel, an individual. Mr. Uziel is the controlling person of each of The Dialogue Fund and Dialogue Capital.


         Mr. Uziel, The Dialogue Fund and Dialogue Capital

         The business address of Mr. Uziel, The Dialogue Fund and Dialogue Capital is c/o Dialogue Capital Management LLC, 599 Lexington Avenue, 36th Floor, New York, New York 10022.

         Mr. Uziel's principal occupation is serving as the Managing Member of Dialogue Capital Management LLC and Dialogue Capital LLC.

         The principal business of The Dialogue Fund is to purchase, sell, trade and invest in securities.

         The principal business of Dialogue Capital is the furnishing of investment advisory services.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Uziel is a citizen of the United States of America.

ITEM 3.           Source and Amount of Funds or Other Consideration.

         The source and aggregate amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $3,005,424


ITEM 4.  Purpose of Transaction.

     The Dialogue Fund acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Dialogue Capital is a general partner of The Dialogue Fund and the investment adviser to other managed accounts.

     Dialogue Capital believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. Dialogue Capital believes the Issuer must either demonstrate success in expanding profit margins or explore strategic alternatives to maximize stockholder value. Pursuant to such beliefs, Dialogue Capital has had discussions with the Issuer's management regarding various strategic alternatives including potential acquisitions as well as the potential sale of the Issuer. Dialogue Capital intends to continue to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, Dialogue Capital may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock in the open market or otherwise, seeking to elect a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intentions with respect to any and all matters referred to in this Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons, collectively, beneficially own 631,300 shares of Common Stock, constituting 5.1% of all of the outstanding shares of Common Stock.

         The Dialogue Fund owns 60,169 shares of Common Stock, constituting 0.5% of all of the outstanding shares of Common Stock.

         Dialogue Capital beneficially owns 631,300 shares of Common Stock representing 5.1% of all of the outstanding shares of Common Stock in its capacity as a general partner of The Dialogue Fund and as an investment adviser to certain managed accounts.

         Mr. Uziel, as the controlling person of Dialogue Capital, beneficially owns 631,300 shares of Common Stock.

         (b) Dialogue Capital and Mr. Uziel each has shared power with The Dialogue Fund to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by The Dialogue Fund. Mr. Uziel has shared power with Dialogue Capital to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Dialogue Capital.

         (c) The following transactions were effected on behalf of The Dialogue Fund since July 19, 2002:

                                                              Approximate Price
                                    Amount of                 per Share
                                    Shares                    (exclusive of
Date              Security          Purchased                 commissions)
----              --------          ---------                 ------------
07/30/02          Common                159                     $4.84
08/01/02          Common                476                     $4.72
08/02/02          Common              1,000                     $4.58
08/13/02          Common                  1                     $4.93
08/22/02          Common                183                     $4.72
08/23/02          Common                 96                     $4.86
08/26/02          Common                181                     $5.01
08/27/02          Common                572                     $5.05
08/28/02          Common                 48                     $4.93
08/29/02          Common                 95                     $4.92
08/30/02          Common                 57                     $4.91
09/03/02          Common                219                     $4.95
09/04/02          Common                277                     $5.04
09/05/02          Common                 47                     $4.94
09/06/02          Common                 50                     $4.92
09/09/02          Common                391                     $4.87
09/10/02          Common                 38                     $4.79
09/11/02          Common                 57                     $4.89
09/13/02          Common                143                     $4.77
09/17/02          Common                 57                     $4.69
09/18/02          Common                477                     $4.65
09/19/02          Common                266                     $4.80
09/20/02          Common                277                     $4.69
09/23/02          Common                162                     $4.70
09/25/02          Common                248                     $4.67


         In addition to the above transactions effected on behalf of The Dialogue Fund, the following transactions were effected by Dialogue Capital since July 19, 2002:

                                                              Approximate Price
                                    Amount of                 per Share
                                    Shares                    (exclusive of
Date              Security          Purchased                 commissions)
----              --------        -----------------            ------------
07/19/02          Common              2,900                        $4.64
07/22/02          Common             24,800                        $4.53
07/23/02          Common                800                        $4.51
07/24/02          Common              4,900                        $4.57
07/25/02          Common              4,600                        $4.50
07/26/02          Common             50,900                        $4.63
07/29/02          Common             14,200                        $4.69
07/30/02          Common             14,841                        $4.84
08/01/02          Common              4,524                        $4.72
08/08/02          Common              1,300                        $4.89
08/09/02          Common              3,400                        $4.77
08/12/02          Common              1,900                        $4.86
08/13/02          Common                199                        $4.93
08/14/02          Common                100                        $5.03
08/20/02          Common                200                        $4.88
08/22/02          Common              4,117                        $4.72
08/23/02          Common                904                        $4.86
08/26/02          Common              1,719                        $5.01
08/27/02          Common              5,428                        $5.05
08/28/02          Common                452                        $4.93
08/29/02          Common                905                        $4.92
08/30/02          Common                543                        $4.91
09/03/02          Common              2,081                        $4.95
09/04/02          Common              2,623                        $5.04
09/05/02          Common                453                        $4.94
09/06/02          Common                650                        $4.92
09/09/02          Common              3,709                        $4.87
09/10/02          Common                362                        $4.79
09/11/02          Common                543                        $4.89
09/13/02          Common              1,357                        $4.77
09/17/02          Common                543                        $4.69
09/18/02          Common              4,523                        $4.65
09/19/02          Common              2,534                        $4.80
09/20/02          Common              2,623                        $4.69
09/23/02          Common              1,538                        $4.70
09/25/02          Common              2,352                        $4.67


         Each of these transactions was executed on the Nasdaq National Market System.

         Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

                  Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 30, 2002

                                    THE DIALOGUE FUND LP
                                    By: Dialogue Capital Management LLC,
                                            General Partner


                                            By:/s/ Ori Uziel
                                               ----------------------
                                            Name:  Ori Uziel
                                            Title: Managing Member


                                    DIALOGUE CAPITAL MANAGEMENT LLC


                                    By: /s/ Ori Uziel
                                        ----------------------
                                    Name:  Ori Uziel
                                    Title: Managing Member



                                    /s/ Ori Uziel
                                    ----------------------
                                      Ori Uziel

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Chronimed Inc. dated September 30, 2002, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  September 30, 2002

                                    THE DIALOGUE FUND LP
                                    By: Dialogue Capital Management LLC,
                                            General Partner


                                            By: /s/ Ori Uziel
                                                ----------------------
                                            Name:  Ori Uziel
                                            Title: Managing Member


                                    DIALOGUE CAPITAL MANAGEMENT LLC


                                    By: /s/ Ori Uziel
                                        ----------------------
                                    Name:  Ori Uziel
                                    Title: Managing Member



                                    /s/ Ori Uziel
                                   ----------------------
                                      Ori Uziel